SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On January 31, 2014, Satélites Mexicanos, S.A. de C.V. (“Satmex” of the “Company”), a significant provider of fixed satellite services (FSS) in the Americas, caused The Depositary Trust Company as holder of record of the Company’s outstanding 9.50% Senior Secured Notes due 2017 (the “Notes”) to be notified of the Company’s offer to purchase (the “Offer to Purchase”) for cash all or any portion of the Notes subject to the conditions of the Offer to Purchase and the Letter of Acceptance transmitted together therewith (the “Acceptance Letter”).

The offer is being made as result the change of control that occurred in connection with a Securities Purchase Agreement, dated as of July 30, 2013 entered into with Eutelsat SA (“Eutelsat”) for the direct or indirect acquisition of all of the outstanding shares of Satmex by Eutelsat (the “Acquisition”), as previously disclosed in Satmex’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2013, which is incorporated herein by reference. The Acquisition was completed on January 1, 2014, as reported by Satmex on Form 6-K filed with the SEC on January 6, 2014, which is incorporated herein by reference.

The purchase offer is made in satisfaction of the Company’s obligation under Section 4.15 of the Indenture, dated as of May 5, 2011 (the “Indenture”) by and between Satmex (as successor by merger of Satmex Escrow, S.A. de C.V.) and Wilmington Trust, National Association as successor by merger to Wilmington Trust FSB) (the “Trustee”).

A copy of the Offer to Purchase is attached as Exhibit (a)(i) and a copy of the Acceptance letter is attached as Exhibit (a)(ii) hereto and are incorporated herein by reference.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V.

Date: February 04, 2014	By:	/s/ María Fernanda Ramo Reynoso
(Signature)
María Fernanda Ramo Reynoso Acting General Counsel

* * * * * *

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Document

(a)(i)	Offer to Purchase, dated January 31, 2014.

(a)(ii)	Form of Letter of Acceptance to Tender in Respect of 9.50% Senior Secured Notes due 2017 of Satmex.